SEC MAIL RECEIVED PROCESSING
JUN 2 9 2006
WASH, D.C. 199 SECTION

SECU 06005708 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 52746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/05 (MM/DD/YY) AND ENDING 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICICI Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 5th Avenue, Suite 2330
(No. and Street)

New York, (City) — New York (State) — 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Fredric Obsbaum — (212) 509-7800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) — New York (City) — N.Y. (State) — 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sripat Pandey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICICI Securities Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public 05/22/06

NOREEN WALSH
Notary Public, State of New York
No. 01WA6053006
Qualified in Queens County
Commission Expires January 2, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

ICICI SECURITIES INC.

March 31, 2006

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
ICICI Securities Inc.

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the "Company") as of March 31, 2006, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
June 21, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

ICICI Securities Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2006

Expressed in U.S. Dollars

ASSETS

Cash and cash equivalents	$ 7,748,070
Receivable from clearing broker	102,510
U.S. Government securities owned, at market value	13,976,200
Due from affiliates	172,360
Fixed assets, net of depreciation of $1,938	9,915
Other assets	241,455
Total assets	$22,250,510

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other accrued liabilities	$ 1,644,998
Due to parent	629,222
Due to affiliates	786,907
Total liabilities	3,061,127
Subordinated liabilities	7,500,000
Stockholder's equity	
Common stock, $1 par value; 15,000,000 shares authorized; 11,050,000 shares issued and outstanding	11,050,000
Retained earnings	639,383
Total stockholder's equity	11,689,383
Total liabilities and stockholder's equity	$22,250,510

The accompanying notes are an integral part of this statement.

ICICI Securities Inc.

STATEMENT OF OPERATIONS

Year ended March 31, 2006

Expressed in U.S. Dollars

Revenues	
Commissions, net	$ 847,092
Corporate finance fees	5,181,232
Research income	131,828
Trading gains	29,238
Interest and dividends	345,698
Other income	4,836
	6,539,924
Expenses	
Compensation	463,520
Administrative fees	420,000
Advisory fees	2,392,250
Interest expense	361,154
Professional fees	299,177
Commissions and clearance	359,829
Promotional expenses	330,937
Other	215,049
	4,841,916
Income before taxes	1,698,008
Income tax provisions	
Federal	470,700
State and local	104,600
Other	6,000
NET INCOME	$1,116,708

The accompanying notes are an integral part of this statement.

ICICI Securities Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended March 31, 2006

Expressed in U.S. Dollars

	Total	Common stock	Retained earnings/ (deficit)
Stockholder's equity, March 31, 2005	$ 926,175	$ 1,050,000	$ (123,825)
Common stock issued	10,000,000	10,000,000	-
Dividends	(353,500)	-	(353,500)
Net income	1,116,708	-	1,116,708
Stockholder's equity, March 31, 2006	$11,689,383	$11,050,000	$ 639,383

The accompanying notes are an integral part of this statement.

ICICI Securities Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended March 31, 2006

Expressed in U.S. Dollars

Balance, March 31, 2005	$ -
Issuance of subordinated liabilities	7,500,000
Balance, March 31, 2006	$7,500,000

The accompanying notes are an integral part of this statement.

ICICI Securities Inc.

STATEMENT OF CASH FLOWS

Year ended March 31, 2006

Expressed in U.S. Dollars

Cash flows from operating activities	
Net income	$ 1,116,708
Adjustment to reconcile net income to net cash used in operating activities	
Depreciation	1,938
(Increase) decrease in operating assets	
Decrease in receivable from clearing broker	5,617
Decrease in due from affiliates	320,347
Increase in U.S. government securities owned, at market value	(13,976,200)
Increase in other assets	(217,422)
Increase in due to affiliates	786,907
Increase in due to parent	516,119
Increase in accounts payable and other accrued liabilities	1,438,676
Net cash used in operating activities	(10,007,310)
Cash flows from investing activities	
Purchases of fixed assets	(11,853)
Net cash used in investing activities	(11,853)
Cash flows from financing activities	
Issuance of common stock	10,000,000
Issuance of subordinated liabilities	7,500,000
Dividend paid to parent	(353,500)
Net cash provided by financing activities	17,146,500
Net increase in cash and cash equivalents	7,127,337
Cash and cash equivalents at beginning of year	620,733
Cash and cash equivalents at end of year	$ 7,748,070
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Taxes	$ -
Interest	$ 261,969

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

March 31, 2006

Expressed in U.S. Dollars

NOTE A - ORGANIZATION

ICICI Securities Inc. (the "Company") is a wholly-owned subsidiary of ICICI Securities Holdings, Inc. ("Parent"), which is an indirect wholly-owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, but it is subject to Rule 15c3-1, the Uniform Net Capital Rule.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash and short-term money market fund or other instruments purchased with an original maturity of three months or less.

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end. Resulting gains and losses are reflected in the results of operations.

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The Company is a wholly-owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis.

Corporate finance fees are recognized as earned.

Securities owned are valued at market value.

Expressed in U.S. Dollars

NOTE B (continued)

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year. Foreign currency transaction gains and losses are recorded in the statement of operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company has a fully disclosed clearing arrangement with a clearing broker. Receivable from clearing broker represents cash on deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

NOTE D - RELATED PARTY TRANSACTIONS

Pursuant to an agreement, the Company owes its Parent a monthly administrative fee for managing the operations of the Company. Such administrative fee amounted to $420,000 for the year ended March 31, 2006 and includes amounts that are in lieu of allocable expenses borne by the Parent on behalf of the Company. As of March 31, 2006, payable to Parent of $629,222 represents amounts owed to the Parent including these administrative fees as well as the Company's proportionate share of income taxes (see Note G).

Some of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's charges for facilitation fees. For the year ended March 31, 2006, total facilitation fees charged by this affiliate were $801,760. As of March 31, 2006, receivable from affiliate in the amount of $122,728 represents the Company's share of commissions earned from customer securities transactions collected by this affiliate which had not yet been paid to the Company by the affiliate. Pursuant to an agreement, the Company utilizes an affiliate to perform advisory services for its clients. For the year ended March 31, 2006, total fees incurred were $2,392,250.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2006, the Company had net capital of $18,589,515, which exceeded requirements by $18,385,440.

Proprietary accounts, held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits and a deposit with a clearing broker. However, the Company does not believe that these amounts are exposed to significant risk.

NOTE G - INCOME TAXES

The Company is included in a consolidated Federal income tax return with it Parent. The provision for income taxes is determined, however, on a separate return basis. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws

NOTE G (continued)

and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At March 31, 2006, the Company had recorded a provision for current income taxes in the amount of $581,300.

NOTE H - SUBORDINATED LIABILITIES

The Company has entered into a subordinated borrowing with an affiliate. The borrowing is subordinate to the claims of all other creditors of the Company. It is covered by a subordination agreement approved by the designated regulatory organization and is available in computing net capital pursuant to the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The borrowing of $7,500,000 bears interest based on LIBOR plus 70 basis points. The borrowing matures on June 30, 2006. The lender intends to extend the loan for an additional 15-month term.

SUPPLEMENTARY INFORMATION

ICICI Securities Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2006

Expressed in U.S. Dollars

Net capital	
Stockholder's equity	$11,689,383
Additions	
Subordinated liabilities	7,500,000
Other allowable credit	
Tax on income versus non allowable asset	118,373
Deductions and/or charges	
Nonallowable assets	
Due from affiliates	172,360
Corporate finance fees receivable	164,916
Other assets	86,454
Total nonallowable assets	423,730
Net capital before haircuts	18,884,026
Haircuts on money market and foreign currency	294,511
Net capital	18,589,515
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $3,061,127 or $100,000	204,075
Excess net capital	$18,385,440
Ratio of aggregate indebtedness to net capital	.17 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ICICI SECURITIES INC.

March 31, 2006

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
ICICI Securities Inc.

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the "Company") as of March 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 21, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

ICICI Securities Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2006

Expressed in U.S. Dollars

ASSETS

Cash and cash equivalents	$ 7,748,070
Receivable from clearing broker	102,510
U.S. Government securities owned, at market value	13,976,200
Due from affiliates	172,360
Fixed assets, net of depreciation of $1,938	9,915
Other assets	241,455
Total assets	$22,250,510

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other accrued liabilities	$ 1,644,998
Due to parent	629,222
Due to affiliates	786,907
Total liabilities	3,061,127
Subordinated liabilities	7,500,000
Stockholder's equity	11,689,383
Total stockholder's equity	11,689,383
Total liabilities and stockholder's equity	$22,250,510

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

March 31, 2006

Expressed in U.S. Dollars

NOTE A - ORGANIZATION

ICICI Securities Inc. (the "Company") is a wholly-owned subsidiary of ICICI Securities Holdings, Inc. ("Parent"), which is an indirect wholly-owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, but it is subject to Rule 15c3-1, the Uniform Net Capital Rule.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash and short-term money market fund or other instruments purchased with an original maturity of three months or less.

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end.

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The Company is a wholly-owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis.

Securities owned are valued at market value.

NOTE B (continued)

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Asset and liability accounts are translated at the exchange rate in effect at year-end.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company has a fully disclosed clearing arrangement with a clearing broker. Receivable from clearing broker represents cash on deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

NOTE D - RELATED PARTY TRANSACTIONS

Pursuant to an agreement, the Company owes its Parent a monthly administrative fee for managing the operations of the Company. As of March 31, 2006, payable to Parent of $629,222 represents amounts owed to the Parent including these administrative fees as well as the Company's proportionate share of income taxes (see Note G).

Some of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's charges for facilitation fees. As of March 31, 2006, receivable from affiliate in the amount of $122,728 represents the Company's share of commissions earned from customer securities transactions collected by this affiliate which had not yet been paid to the Company by the affiliate. Pursuant to an agreement, the Company utilizes an affiliate to perform advisory services for its clients.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2006, the Company had net capital of $18,589,515, which exceeded requirements by $18,385,440.

Proprietary accounts, held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits and a deposit with a clearing broker. However, the Company does not believe that these amounts are exposed to significant risk.

NOTE G - INCOME TAXES

The Company is included in a consolidated Federal income tax return with it Parent. The provision for income taxes is determined, however, on a separate return basis. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE H - SUBORDINATED LIABILITIES

The Company has entered into a subordinated borrowing with an affiliate. The borrowing is subordinate to the claims of all other creditors of the Company. It is covered by a subordination agreement approved by the designated regulatory organization and is available in computing net capital pursuant to the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The borrowing of $7,500,000 bears interest based on LIBOR plus 70 basis points. The borrowing matures on June 30, 2006. The lender intends to extend the loan for an additional 15-month term.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

ICICI SECURITIES INC.

March 31, 2006

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
ICICI Securities Inc.

In planning and performing our audit of the financial statements and supplementary information of ICICI Securities Inc. (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
June 21, 2006